Exhibit (a)(5)(NNN)

April, 2007

E.ON´s offer price is now € 40.00* per Endesa ADS (payable in U.S. dollars) and will expire in the U.S. on April 6, 2007, midnight, New York City time

Dear Endesa ADS Holders,

I am pleased to inform you that E.ON has raised its offer price to € 40.00* per Endesa ADS (payable in U.S. dollars). This new price will also be paid to ADS holders who have already tendered their ADSs.

E.ON´s offer is the only offer available to all shareholders and ADS holders. Payment for the shares and ADSs accepted for payment will occur shortly after Easter.**

Endesa´s Board members have personally declared that they will accept E.ON´s offer and have unanimously recommended E.ON´s offer to shareholders.

If you wish to tender your ADSs and hold them through a custodian, you must instruct the custodian to tender the ADSs through The Depository Trust Company. If you hold your ADSs in certificate form, you must deliver the certificate together with a completed and signed ADS Letter of Transmittal to the U.S. Tender Agent along with any other required documents. Please refer to the U.S. Offer to Purchase, available at the Information Agent, for further details.

Our offer for Endesa ADSs will expire on April 6, 2007 midnight, New York City Time. Please note, that because April 6 is a stock exchange holiday, your bank or broker may not be able to process your tender on that very last day, so you need to act as soon as possible if you wish to receive € 40.00* per Endesa ADS in cash (payable in U.S. dollars).

E.ON AG E.ON-Platz1 40479 Düsseldorf Germany T +49-211-45 79-0 F +49-211-45 79-501 www.eon.com
I thank you in advance for your support. Yours sincerely, Wulf H. Bernotat Chief Executive Officer, E.ON AG
Chairman of the
Supervisory Board:
Ulrich Hartman

Board of Management:
Dr. Wulf H. Bernotat
(Chairman)
Dr. Burckhard Bergmann
Cristoph Dänzer-Vanotti
Lutz Feldmann
Dr. Marcus Schenck
Dr. Johannes Teyssen

Registered Office:

If you have any questions, or would like to request a hard copy of the U.S. Offer to Purchase and related documents, please call the Information Agent on the following toll-free number: (888) 750-5834

* This amount can be reduced by any dividend paid by Endesa before the date of publication of the result of the offer (this date excluded).
** E.ON´s offer is conditional on receiving a minimum amount of 50,01% of Endesa´s shares and ADSs. E.ON has announced that it may waive this condition after the end of the acceptance period in accordance with Spanish law and practice.
Düsseldorf Düsseldorf District Court HRB 22315

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC´s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211-45 79-4 53.